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                       SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC




                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33 (a) of the

             Public Utility Holding Company Act of 1935, as amended





                        La Compagnie Thermique de Rouvray
                          -----------------------------
                        (Name of foreign utility company)

                                       by




                     ArcLight Energy Partners Fund II, L.P.
                          ----------------------------
                            (Name of filing company)



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ITEM 1

Name and Business Address of the Entity Claiming Foreign Utility Company Status
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Le Compagnie Thermique de Rouvray
23 rue de Roule
75001 Paris, France

Description of the Facilities Used for the Generation, Transmission or
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Distribution of Electric Energy for Sale
-----------------------------------------

         The facilities of Le Compagnie Thermique de Rouvray (CTR) used for the generation, transmission, or distribution of electric energy for sale consist of a 103 MW cogeneration project located near Rouen, France. CTR sells its entire power output to Electricite de France, and its entire steam output to OTOR Papeterie de Rouen S.A. CTR will not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural gas or manufactured gas for heat, light, or power) within the United States. Neither CTR nor any subsidiary of CTR is a public utility company operating in the United States.

Ownership of the Company
------------------------

         Prior to December 18, 2003, CTR was a wholly-owned subsidiary of Duke Energy Corp. On December 18, 2003, Duke Energy Corp. sold its interest in CTR to Courant Compagnie Thermique du Rouvray Holdings SAS (Courant), a newly-formed company in which ArcLight Energy Partners Fund II, L.P. (ArcLight) indirectly holds 97% of the ownership interests. This notice is being filed to reflect the sale of Duke Energy Corp.'s interest in CTR to Courant on December 18, 2003 and the resulting indirect interest in CTR held by ArcLight.
         ArcLight is a Delaware limited partnership and a private equity investment fund with a focus on the independent power sector. Through its subsidiaries, ArcLight holds or will hold


                                       2

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indirect interests in power generation facilities that have been determined to be Qualifying Facilities ("QFs") under the Public Utility Regulatory Policies Act of 1978 ("PURPA"), eligible facilities of Exempt Wholesale Generators under the Public Utility Holding Company Act of 1935 ("PUHCA"), or facilities of foreign utility companies under PUHCA. Neither ArcLight nor any of its affiliates own or control generating facilities other than QFs, eligible facilities of EWGs, or facilities of foreign utility companies. Furthermore, neither ArcLight nor any of its affiliates is a "public-utility company" as defined under PUHCA.

ITEM 2
------

Domestic associate public-utility company and holding company
-------------------------------------------------------------

         Other than QFs under PURPA, eligible facilities of EWGs under PUHCA, and facilities of foreign utility companies under PUHCA, ArcLight has no ownership interest in, and does not operate, any facilities located within the United States used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power. Furthermore, no domestic public-utility company is an associate company of ArcLight, and no domestic public-utility company will become an associate company of ArcLight by virtue of the sale described in this filing.

EXHIBIT A
---------

Documents incorporated by reference
-----------------------------------

         Not applicable.



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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                             ARCLIGHT ENERGY PARTNERS
                             FUND II, L.P., a Delaware partnership
                             By: Arclight PEF GP II, LLC
                             its general partner
                             By: ArcLight Capital Holdings, LLC
                             its Manager


                             /s/ Daniel R. Revers
                             ------------------------------------------------
                             Name: Daniel R. Revers
                             Title: Managing Partner


Date:    February 10, 2004




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